AVEROX INC. LETTERHEAD

February 7, 2007
Via EDGAR and Federal Express

Ms. Raquel Howard
Staff Accountant
United States Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Averox Inc.

Dear Ms. Howard,

I am the Chairman of the Board and Chief Executive Officer of Averox Inc. (the "Company"). I am writing in connection with the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letters, dated November 29, 2006 and January 25, 2007 (the "Comment Letter"), concerning the Company's Current Report on Form 8-K filed on November 14, 2006, as amended.

      In connection with the Comment Letters, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company my not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,


/s/ Salman Mahmood

Salman Mahmood
Chairman of the Board and Chief
Executive Officer,
(Principal Executive Officer)

cc:   Paul J. Pollock, Esq.